# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Getty Images Holdings, Inc., CIK 0001898496
CUSIP: 374275105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 605 5th Ave S., Suite 400, Seattle, Washington (WA), 98104
Date of event which requires filing of this statement: 12/23/2025
Filed by CIK 0001465109
Persons authorized to receive notices and communications: Corey Issing ESQ, 1290 Avenue of the Americas, New York, New York (NY), 10104, 646-497-4798

## Reporting persons
- Neuberger Berman Group LLC (CIK 0001465109): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,090,251; sole dispositive power 0; shared dispositive power 17,090,251; aggregate amount beneficially owned 17,090,251 (4.1% of the class)
  Comment: See Item 5
- Neuberger Berman Investment Advisers Holdings LLC (CIK 0001845560): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,090,251; sole dispositive power 0; shared dispositive power 17,090,251; aggregate amount beneficially owned 17,090,251 (4.1% of the class)
  Comment: See Item 5
- Neuberger Berman Investment Advisers LLC (CIK 0001230440): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,090,251; sole dispositive power 0; shared dispositive power 17,090,251; aggregate amount beneficially owned 17,090,251 (4.1% of the class)
  Comment: See Item 5

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Getty Images Holdings, Inc.
Address of issuer's principal executive offices: 605 5th Ave S., Suite 400, Seattle, Washington (WA), 98104
Comment: This Amendment No. 6 to Schedule 13D ("Amendment No. 6") amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on August 1, 2022, as amended and supplemented by Amendment No. 1 filed with the SEC on September 20, 2022 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on April 26, 2023 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on November 22, 2024 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on October 31, 2025 ("Amendment No. 4"), and Amendment No. 5 filed with the SEC on December 19, 2025 ("Amendment No. 5" and, together with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and this Amendment No. 6, the "Schedule 13D"), relating to the Class A common stock, par value $0.0001 per share (the "Class A common stock") of Getty Images Holdings, Inc., a Delaware corporation (the "Issuer"), having its principal place of business at 605 5th Ave S., Suite 400, Seattle, WA 98104. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 23, 2025, NBOKS Master Fund received confirmation of completion of its pro-rata, in-kind distribution, for no consideration, of 38,123,044 shares of Class A common stock to its sole limited partners, who then distributed the shares, pro-rata, in-kind, and for no consideration, to certain of their limited partners who elected to participate in the distribution. Of the 38,123,044 shares of Class A common stock distributed, 284,005 shares of Class A common stock, representing approximately 0.07% of the Class A common stock outstanding, were distributed to an account affiliated with a senior executive of Neuberger Berman Group LLC; however, the Reporting Persons have no sole or shared voting or dispositive power over such shares, and disclaim beneficial ownership over such shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) and (e) of the Schedule 13D is hereby amended and supplemented as follows:

The aggregate number of shares of Class A common stock to which this Schedule 13D relates is 17,090,251, representing approximately 4.1% of the Class A common stock outstanding, which are held directly by NBOKS Master Fund.

The percentage of beneficial ownership reported herein is based on an aggregate 415,860,181 shares of Class A common stock outstanding as of November 5, 2025, as set forth in the quarterly report on Form 10-Q filed by the Issuer on November 10, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons share with each other voting and dispositive power with respect to the 17,090,251 shares of Class A common stock reported as beneficially owned herein.
Transactions in the class effected during the past sixty days: The response to Item 4 of this Amendment No. 6 is incorporated by reference herein. Other than as set forth herein, no transactions in the Issuer's securities have been effected by the Reporting Persons since the filing of Amendment No. 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of December 23, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A common stock.

## Signatures
- Neuberger Berman Group LLC: /s/ Brad Cetron, Brad Cetron, Managing Director (12/30/2025)
- Neuberger Berman Investment Advisers Holdings LLC: /s/ Brad Cetron, Brad Cetron, Managing Director (12/30/2025)
- Neuberger Berman Investment Advisers LLC: /s/ Brad Cetron, Brad Cetron, Managing Director (12/30/2025)